                                                                    Exhibit 99.1


                                  PRESS RELEASE


                                 HOLLINGER INC.

                      HOLLINGER 2000 FIRST QUARTER RESULTS

                  TORONTO, May 29, 2000 -- Hollinger Inc., (TSE: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 with comparison to the three months ended March 31, 1999.

                                                                                        PER RETRACTABLE COMMON SHARE
                                               THREE MONTHS ENDED MARCH 31               THREE MONTHS ENDED MARCH 31
                                               ---------------------------               ----------------------------
                                                2000                 1999                 2000                  1999
                                               -----                ------               ------                ------
                                               (MILLIONS OF CDN. DOLLARS)                       (CDN. DOLLARS)

Total revenue                                  811.9                811.7                  n/a                  n/a
EBITDA                                         151.6                139.7                  n/a                  n/a
Net earnings before the effects of
 unusual items                                   2.0                 (0.5)              $ 0.05              $ (0.01)



                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000'S)

                                                                                THREE MONTHS ENDED MARCH 31
                                                                            ---------------------------------
                                                                              2000                   1999
                                                                            --------                ---------
REVENUE
      Sales                                                                 $809,506                $ 804,007
      Investment and other income                                              2,385                    7,714
                                                                            --------                ---------
                                                                            811,891                  811,721
                                                                            --------                ---------
EXPENSES
      Cost of sales and expenses                                             657,859                  664,333
      Depreciation and amortization                                           55,803                   58,659
      Interest expense                                                        66,101                   62,319
                                                                            --------                ---------
                                                                             779,763                  785,311
                                                                            --------                ---------

NET EARNINGS (LOSS) IN EQUITY ACCOUNTED COMPANIES                                639                     (223)

NET FOREIGN CURRENCY GAINS (LOSSES)                                              490                   (1,239)
                                                                            --------                ---------

EARNINGS BEFORE THE UNDERNOTED                                                33,257                   24,948
      Unusual items                                                           37,194                  323,162
      Income taxes                                                           (28,121)                (135,769)
      Minority interest                                                      (29,366)                (102,932)
                                                                            --------                ---------
NET EARNINGS                                                                $ 12,964                $ 109,409
                                                                            ========                =========
NET EARNINGS PER RETRACTABLE COMMON SHARE                                   $   0.35                $    3.33
                                                                            ========                =========


                                    - more -


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Earnings before unusual items, income taxes and minority interest were $33.3 million for the three months ended March 31, 2000 as compared to $24.9 million for 1999.

Reported earnings for the quarter compared to last year have been affected by several major items.

       The National Post EBITDA loss for the first quarter 2000 was $11.1 million, a $6.4 million improvement over the EBITDA loss of $17.5 million in the first quarter of 1999, reflecting a 44% increase in revenue year-over-year.

       Unusual items in 1999 include the gain on sale of community newspapers by Hollinger International Inc. In 2000, unusual items include gains on the disposition of the Company's interest in Trip.com and a partial disposition of its interest in Interactive Investor International (III). The Company retains a 29% interest in III.

       Interest expense for the quarter rose over 1999 as a result of increased interest rates and increased debt levels.

       First quarter revenue from Internet operations grew from $1.8 million in 1999 to $6.4 million in 2000 reflecting the expanding success of these operations. Internet related EBITDA losses grew from $2.4 million to $5.8 million over the same time frame as Hollinger continues to build and improve various Internet sites associated with the newspaper operations.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated April 27, 2000.


For more information please call:



J. A. Boultbee
Executive Vice-President
  and Chief Financial Officer
Hollinger Inc.
(416) 363-8721